

Mail Stop 4628

May 19, 2017

John D. Schmitz
Chief Executive Officer
1820 North I-35
P.O. Box 1715
Gainesville, TX 76241

> **Re: Select Energy Services, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 28, 2017**
> **File No. 333-217557**

Dear Mr. Schmitz:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Shares Eligible for Future Sale, page 116

1.   With regard to the 42,540,511 shares subject to the lock-up agreements, please file as exhibits the two agreements cited in the bullet points at the bottom of page 116.

2.   You indicate that "In connection with the 144A Offering, all of [y]our directors and officers, Legacy Owner Holdco and the Contributing Legacy Owners agreed not to sell or otherwise transfer or dispose of any common stock for a period of 180 days from the date of effectiveness of this registration statement." You also state that, "In connection with our IPO, we, all of our directors and officers and certain of our shareholders agreed not to sell or otherwise transfer or dispose of any common stock for a period of 180 days from April 20, 2017. You also indicate that 42,540,511 shares underlie both lock-up agreements. It is unclear if these lock-up agreements cover the same shares. Please revise your filing to resolve the ambiguity concerning the lock-up period to which your officers and directors are subject; that is, it is not clear whether their shares are subject to

John D. Schmitz
Select Energy Services, Inc.
May 19, 2017
Page 2

a lock-up agreement of 180 days from April 20, 2017, or 180 days from the effectiveness of this registration statement. Please advise or revise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jason Langford, Staff Attorney, at 202-551-3193 or me at 202-551-3745 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources